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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

3eee, Inc.
(Name of small business issuer in its charter)

Delaware	86-0515411
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2424 North Federal Highway, Suite 160 Boca Raton, Florida	33431
(Address of Principal Executive Offices)	(Zip Code)

Issuer's Telephone Number: 561-361-8783

Securities to be registered under Section 12 (b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
NONE	N/A

Securities to be registered under Section 12 (g) of the Act:

Common
(Title of Class)

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This Form 10-SB (including the foregoing "Business" section and the section below entitled "Management's Discussion and Analysis or Plan of Operation") contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as "may," "might," "will," "expect," "anticipate," "estimate," "continue," or other similar words. You should exercise extreme caution with respect to all forward-looking statements contained in this report. Specifically, the following statements are forward-looking:

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  statements regarding our overall strategy for expanding our company, including, without limitation our intended markets and future projects;

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  statements regarding the plans and objectives of our management for future operations, the production of products, successfully incorporating acquisitions into our company, the size and nature of the costs we expect to incur, and the people and services we may employ;

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  statements regarding our ability to compete with third parties;

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  any statements using the words "anticipate," "believe," "estimate," "expect," "intend," and similar words; and

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  any statements other than historical fact.

        We believe that it is important to communicate our future expectations to our shareholders. Forward-looking statements reflect the current view of our management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including, without limitation, the factors listed in "Risks Associated with Our Business." Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Should any one or more of these or other risks or uncertainties materialize or should any underlying assumptions prove incorrect, actual results are likely to vary materially from those described in this report. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that the projected results will occur, that these judgments or assumptions will prove correct or that unforeseen developments will not occur.

GENERAL

        3eee, Inc., a Delaware corporation (our "Company," "we" or "3eee"), seeks to become a reporting company and is filing this Form 10-SB on a voluntary basis. We intend to voluntarily file periodic reports even if our obligation to file such reports is suspended under the Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

        3eee, Inc., ("3eee"), a Delaware corporation was originally incorporated as a Utah corporation on June 28, 1984 under the name GEON. On March 19, 1985, our Articles of Incorporation were amended and our Utah company name was changed to Broken Arrow Petroleum Co., ("Broken Arrow"), and we reclassified our stock by authorizing 20,000,000 shares of preferred no par value stock. On June 13, 1991, we amended our Utah Articles of Incorporation and authorized 100,000,000 shares of common stock with a par value of $.001 per share, and 20,000,000 shares of preferred stock with a $.001 par value.

        On June 13, 1991, we also changed our state of domicile from Utah to Delaware by merging into our wholly owned Delaware subsidiary, Broken Arrow Petroleum Co., ("Broken Arrow"), which was also incorporated on June 13, 1991. The Utah corporation ceased to exist, and the shareholders of the Utah corporation were deemed to have received shares of Common Stock of the Delaware subsidiary on a pro rata basis. The Certificate of Incorporation and By-Laws of the Delaware Company became the Certificate of Incorporation and By-Laws of our Company. We also authorized 100,000,000 shares of common stock with a $.001 par value, and 20,000,000 shares of preferred stock with a $.001 par value.

        We were engaged in the exploration of oil and gas. Our principal activities were the location, development and procurement of oil and gas prospects with proven and/or probable reserves, primarily in the United States. We had been primarily inactive since 1992.

        On May 5, 2000 American Telepath, Inc., ("ATI"), a Delaware corporation, incorporated on January 15, 1999, merged into BAP Merger Subsidiary Corporation ("BAP SUB"), a Broken Arrow Petroleum Co. wholly owned merger subsidiary. ATI was merged out of existence as a result of the merger. The officers and directors of ATI became the officers and directors of BAP SUB. The officers and directors of ATI also became the officers and directors of Broken Arrow Petroleum Corporation.

        On May 31, 2000 we amended our Articles of Incorporation to reflect a 1 for 62.5 reverse split of our common stock, a reclassification of our common stock from 100,000,000 authorized shares of common with a $.001 par value to 50,000,000 authorized shares with a $.01 par value, the preferred shares remained at 20,000,000 with a $.001 par value, and a name change from Broken Arrow Petroleum Corporation to 3eee, Inc.

        On September 20, 2000 we formed Broken Arrow Petroleum & Power Technologies, Inc. ("BAPPT"), as a wholly owned Delaware corporation. We intended to get into the energy business, however, we subsequently made a corporate decision not to enter the business. There has been no activity in BAPPT.

        On October 6, 2000 we filed a Certificate of Amendment changing the name of BAP SUB to American Telepath International, Inc.

        On May 23, 2002 we filed a certificate of amendment to our certificate of incorporation to increase our authorized common stock from fifty million (50,000,000) shares with a par value of $0.01 to two hundred fifty million (250,000,000) shares with a par value of $0.01, and to increase our authorized preferred stock from twenty million (20,000,000) shares with a par value of $0.01 to two hundred fifty million (250,000,000) shares with a par value of $0.01.

        We were in the long distance telephone business from the time of the merger in May 2000 until approximately May of 2002 when we made a corporate decision to discontinue our telephone operations. We now intend to take the company into the oil business, as well as other businesses that we anticipate will bring value to our company.

        Any person or entity may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov where reports, proxy and informational statements, and other information regarding issuers that file electronically with the SEC. Our web site is currently being developed.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

PLAN OF OPERATION.

        Our plan of operation for the next twelve months is to seek out and purchase or lease oil platforms that are located offshore California and Mexico. Some of these purchases may be structured as an arbitrage, or as a buy and sell that will be collateralized by some of the leases, the oil platforms, or personal guarantees by some of our officers and directors.

        Our company officials intend on raising the monies that will be used for the purchase of oil platforms and leases from entities, such as, banks, lending institutions, or private enterprise. The monies raised from the various sources together with proceeds from our revolving credit agreement discussed below will also be sufficient to operate our company for the next twelve-month period.

        On June 1, 2002 we entered into a Revolving Credit Agreement with Lilly Beter Capital Group, Ltd. allowing us to borrow up to five million ($5,000,000) dollars at an interest rate of 8% per annum. As of the date of this filing, we have not borrowed from this credit facility. On June 17, 2002, we remitted $621,084 to Lilly Beter Capital Group, Ltd. ("LBCG") as a deposit on a proposed acquisition of oil platform contracts, which LBCG is negotiating to purchase from the United States Bankruptcy Court. We used $200,000 of our existing cash, and the proceeds from a convertible note of $421,084 to fund this payment. In the event that LBCG does not conclude the purchase of the contracts from the United States Bankruptcy Court, the $621,084 will be refunded to our company.

        We will lease employees as needed from professional services. We do not anticipate needing more than three employees on our staff over the next twelve-month period.

        We will also seek, investigate, and if warranted, acquire one or more properties or businesses, and pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. Because we have limited capital, we must be very selective about which entity we will do business with. We intend to seek opportunities that demonstrate the potential of long-term growth as opposed to short-term earnings.

        Our search will be directed toward small and medium-sized enterprises that have a desire to become public corporations. We anticipate that the business opportunities presented to us will be recently organized with a limited operating history, or a history of losses attributable to under-capitalization, be experiencing financial or operating difficulties, be in need of funds to develop a new product or service or to expand into a new market, be relying upon an untested product or marketing concept, or have a combination of the above characteristics. We intend to concentrate our acquisition efforts on properties or businesses that we believe are undervalued. Given the above factors, investors should expect that any acquisition candidate might have a history of losses or low profitability.

        We do not propose to restrict our search for investment opportunities to any particular geographical area or industry. Because we are registering our securities, any entity that has an interest in being acquired by, or merging into our company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities.

        We anticipate that business opportunities will come to our attention from various sources, including but not limited to our officers, directors, stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who might present unsolicited proposals. We have no plans, understandings, agreements, or commitments for any individual to act as a finder of opportunities for us.

        No assurance can be given that we will be successful in finding or acquiring a desirable business opportunity that will be successful, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to us or our stockholders.

        To a large extent, a decision to participate in a specific acquisition will be made after we analyze the quality of the other company's management and personnel, the acceptability of new products or marketing concepts, the merit of their technology, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze. We anticipate that the historical operations of a specific business may not be indicative of the potential for future success. We may need to shift marketing approaches, expand significantly, change product emphasis, change management, or make other changes that meet our business requirements.

        We might enter into transactions that have an adverse impact upon our shareholders pursuant to our authority and discretion to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of our securities should not anticipate that we would furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily, or because it is required by Federal or State law.

        The analysis of business opportunities will be undertaken by or under the supervision of our President. Since we have no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or the total amount of fees that may be paid. We will consider, among other things, the following factors:

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  Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

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  Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

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  Capital requirements and anticipated availability of required funds, to be provided by us;

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  The extent to which the business opportunity can be advanced;

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  Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

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  Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

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  The cost of our participation as compared to the perceived tangible and intangible values and potential; and

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  The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

        We may consider some or all of these factors in the selection of a business opportunity, and we will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the assets or company to be acquired.

        We cannot predict when we might locate target assets or companies. We anticipate that the analysis of specific proposals and the selection of business opportunities could take many months to finalize. Prior to making a decision to participate in a purchase or merger, we will usually request written materials from the business. This request will ask for a variety of information which includes but is not limited to a description of products and services, a company history, management resumes, financial information, relevant contracts, available projections with related assumptions upon which they are based, an explanation of proprietary products and services, evidence of existing patents, trademarks, or services marks, or rights thereto, present and proposed forms of compensation to management, a description of transactions between such company and its affiliates during relevant periods, a description of present and required facilities, an analysis of risks and competitive conditions, a financial plan of operation and estimated capital requirements, audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be produced within a reasonable period of time as required by securities laws following completion of the business transaction, as well as any other information deemed relevant.

        As part of our investigation, our officers and directors will meet personally with the target management and key personnel. We may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of our limited financial resources and management expertise.

        We will consummate a deal after we negotiate and execute a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement will require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

        We anticipate entering into a letter of intent with the management, principals or owners of a prospective business or prospective assets prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition, but will not bind any of the parties to consummate the transaction. A signed letter of intent does not guarantee that the deal is complete, or that it will ever happen. None of the parties to the letter of intent will be bound to consummate the acquisition until a definitive agreement concerning the acquisition is executed. Even after a definitive agreement is executed, it is possible for the merger or acquisition to be abandoned if any party elects to exercise any right to terminate on specified grounds.

        We anticipate that the investigation of specific business opportunities, the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial time and attention by management as well as substantial costs for accountants, attorneys, consultants and other necessary professionals. If we abandon a merger or acquisition, the costs incurred for investigation will be lost. Because many providers of goods and services require payment at the time, or soon after the goods or services are provided, our inability to pay until an indeterminate future time may delay or make it impossible to complete a merger or acquisition.

        We have no full time employees and no part time employees.

RISKS ASSOCIATED WITH OUR BUSINESS

        In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

OIL AND NATURAL GAS PRICES ARE VOLATILE. ANY SUBSTANTIAL DECREASE IN PRICES COULD ADVERSELY AFFECT OUR FUTURE FINANCIAL RESULTS.

        Our future financial condition, results of operations and the carrying value of our oil and natural gas properties will depend primarily upon the prices it receives for oil and natural gas production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future. Our cash flow from operations is highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

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  the level of consumer demand for oil and natural gas;

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  the domestic and foreign supply of oil and natural gas;

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  the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

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  the price of foreign oil and natural gas;

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  domestic governmental regulations and taxes;

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  the price and availability of alternative fuel sources;

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  weather conditions;

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  market uncertainty;

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  political conditions or hostilities in energy producing regions; and

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  worldwide economic conditions.

        These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce our revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Should the oil and natural gas industry experience significant price declines, we may, among other things, be unable to meet our financial obligations or make planned expenditures.

ESTIMATING OUR RESERVES, PRODUCTION AND FUTURE NET CASH FLOW IS DIFFICULT TO DO WITH ANY CERTAINTY.

        Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors, such as future commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. There are numerous uncertainties about when a property may have proved reserves as compared to potential or probable reserves, particularly relating to tertiary recovery operations. Actual results most likely will vary from our estimates. Also, the use of a 10% discount factor for reporting purposes, as prescribed by the Commission, may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of our reserves to be overstated.

OUR FUTURE PERFORMANCE DEPENDS UPON OUR ABILITY TO FIND OR ACQUIRE ADDITIONAL OIL AND NATURAL GAS RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

        Unless we successfully replace the reserves that we produce, the defined reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. We may attempt to replaced reserves through drilling or acquisitions. We may not be able to continue to replace reserves at acceptable costs. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to maintain or expand our oil and natural gas reserves if cash flows from operations are reduced, due to lower oil or natural gas prices or otherwise, or if external sources of capital become limited or unavailable. Should we not continue to make significant capital expenditures, or if our outside capital resources become limited, we may not be able to maintain our current production rates. Furthermore, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or natural gas reserves will be encountered. Exploratory drilling involves more risk than development drilling because exploratory drilling is designed to test formations for which proved reserves have not been discovered.

OUR FAILURE, IN THE LONG TERM, TO COMPLETE FUTURE ACQUISITIONS SUCCESSFULLY COULD REDUCE OUR PRODUCTION.

        Acquisitions are an essential part of our long-term growth strategy, and therefore our ability to acquire additional properties on favorable terms is key to our long-term growth. There is intense competition for acquisition opportunities in the oil and gas industry. The level of competition varies depending on numerous factors. Depending on conditions in the acquisition market, it may be difficult or impossible to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our long-term growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. The inability to manage the integration of acquisitions effectively could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our income. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

THERE ARE RISKS IN ACQUIRING OIL AND NATURAL GAS PROPERTIES.

        Our long-term business strategy includes growing our reserve base through acquisitions. We are continually identifying and evaluating acquisition opportunities. However, the prospective size of acquisitions, together with the inherent difficulty in evaluating acquired properties and forecasting reserves, may result in our inability to achieve or maintain targeted production levels. In that case, our ability to realize the total economic benefit from an acquisition may be reduced or eliminated. The acquisition of oil and gas properties involves uncertainties and requires an assessment of several factors, including recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond our control. These assessments are necessarily inexact, and it is generally not possible to review in detail every individual property involved in an acquisition.

        Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration projects. We cannot assure you that any prospective acquisitions will achieve desired profitability objectives. We may assume cleanup or reclamation obligations in connection with these acquisitions, and the scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

        Acquisitions may involve a number of other special risks, including:

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  diversion of management attention from existing operations;

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  unexpected losses of key employees, customers and suppliers of the acquired business;

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  conforming the financial, technological and management standards, processes, procedures and controls of the acquisitions with those of our existing operations; and

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  increasing the scope, geographic diversity and complexity of our operations.

OIL AND NATURAL GAS DRILLING AND PRODUCING OPERATIONS INVOLVE VARIOUS RISKS.

        Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. There can be no assurance that new wells drilled by us will be productive or that we will recover all or any portion of our investment in such wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. The seismic data and other technologies we may use may not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

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  unexpected drilling conditions;

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  title problems;

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  pressure or irregularities in formations;

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  equipment failures or accidents;

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  adverse weather conditions;

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  compliance with environmental and other governmental requirements; and

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  cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

        Our operations will be subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, release of contaminants into the environment and other environmental hazards and risks.

        The nature of these risks is such that some liabilities including environmental fines and penalties could exceed our ability to pay for the damages. We could incur significant costs that could have a material adverse effect upon our financial condition due to these risks.

LILLY BETER CAPITAL GROUP, LTD. MIGHT NOT FIND OIL PLATFORMS TO PURCHASE OR LEASE.

        No assurance can be given that Lilly Beter Capital Group, Ltd. will be successful in negotiating and actually leasing or acquiring any oil platforms from the Bankruptcy Court on behalf of our company at attractive prices. If LBCG is unable to acquire oil platforms from the Bankruptcy Court, they will seek other sources for the platforms. LBCG might not be successful in acquiring oil platforms from any other source. LBCG's assessment of these risks is necessarily inexact and may not reveal or resolve all existing or potential problems with an acquisition. If this occurs, it could have a negative financial impact on our company, and could also substantially limit our short-term growth, even though LBCG would have to return the $621,084 that was remitted by our company in June 2002.

WE WILL BE SUBJECT TO COMPLEX FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND REGULATIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS.

        Exploration for and development, exploitation, production and sale of oil and natural gas in the United States and foreign countries is subject to extensive federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations. Existing laws or regulations in the United States or a foreign country, as currently interpreted or reinterpreted in the future, or future laws or regulations could harm our business, results of operations and financial condition. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include oil and gas production and saltwater disposal operations and our processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials, discharge permits for drilling operations, spacing of wells, environmental protection, reports concerning operations, and taxation. Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, reclamation costs, remediation, clean-up costs and other environmental damages.

SHORTAGES OF OIL FIELD EQUIPMENT, SERVICES AND QUALIFIED PERSONNEL COULD REDUCE OUR CASH FLOW AND ADVERSELY AFFECT OUR PLAN OF OPERATIONS.

        The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services.

WE MAY NOT HAVE ADEQUATE INSURANCE FOR FUTURE CONTINGENT LOSSES.

        We may not insure fully against all business risks either because such insurance is not available or because premium costs are prohibitive. This is a common practice in the oil and gas industry. However, a loss not fully covered by insurance could have a materially adverse effect on the financial position and results of our operations.

IF WE ENGAGE IN ACQUISITIONS, WE MAY EXPERIENCE SIGNIFICANT COSTS AND DIFFICULTY ASSIMILATING THE OPERATIONS OR PERSONNEL OF THE ACQUIRED COMPANIES, WHICH COULD THREATEN OUR FUTURE GROWTH.

        If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management's attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS WHEN NEEDED.

        Although we have a Revolving Credit Agreement with Lilly Beter Capital Group, Ltd. allowing us to borrow up to five million dollars, such funds may not be adequate to take advantage of any available business opportunities. Even if our funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, we may not have enough capital to exploit the opportunity. Our ultimate success may depend upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until we determine a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to our Company. If not available, our operations will be limited to those that can be financed with our limited capital.

SPECULATIVE NATURE OF OUR PROPOSED OPERATIONS.

        The success of our proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that we will be successful in locating candidates meeting such criteria. In the event we complete a business combination, of which there can be no assurance, the success of our operations will be dependent upon management of the target company and numerous other factors beyond our control.

SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

        We are and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies that may be merger or acquisition target candidates for us. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, we will also compete with numerous other small public companies in seeking merger or acquisition candidates.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION; FAILURE TO MEET OUR FIDUCIARY OBLIGATIONS.

        Our limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if we had more funds available to it, would be desirable. We will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking our participation. Management may not be able to meet its fiduciary obligation to us and our stockholders due to the impracticability of completing thorough due diligence of a target company.

NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION-NO STANDARDS FOR BUSINESSCOMBINATION.

        We have no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. We have not identified any particular industry or specific business within an industry for evaluation. There is no assurance that we will be able to negotiate a business combination on terms favorable to us. We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which we will require a target company to have achieved, or without which we would not consider a business combination with such business entity. Accordingly, we may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION.

        Our primary plan of operation is based upon a business combination with a business entity, which in all likelihood, will result in our issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of our Company would result in reduction in percentage of shares owned by our present shareholders.

BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES, WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

        If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional unreimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

TAXATION.

        Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. We intend to structure any business combination so as to minimize the federal and state tax consequences to both the target company and us; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

OUR STOCK PRICE MAY BE VOLATILE.

        The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

  •
  Variations in our quarterly operating results;

  •
  Changes in financial estimates of our revenues and operating results by securities analysts;

  •
  Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  Additions or departures of key personnel;

  •
  Future sales of our common stock;

  •
  Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

  •
  Commencement of or involvement in litigation.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK.

        We have not paid any dividends on our common stock since inception and do not anticipate paying any dividends on our common stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

IF WE ARE SUBJECT TO SEC REGULATIONS RELATING TO LOW-PRICED STOCKS, THE MARKET FOR OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

        The Securities and Exchange Commission has adopted regulations concerning low-priced (or "penny") stocks. The regulations generally define "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares are offered at a market price less than $5.00 per share, and do not qualify for any exemption from the penny stock regulations, our shares may become subject to these additional regulations relating to low-priced stocks.

        The penny stock regulations require that broker-dealers who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

        The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders' ability to sell our common stock in the secondary market.

ITEM 3. DESCRIPTION OF PROPERTY.

        Commencing in April 2003, we rent office space in Boca Raton, Florida. The space is rented for a two-year period, and fees under this agreement are $5,000 per month. We have no other commercial property at this time.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(1)	(2)	(3)	(4)
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common	Celso B. Suarez, Jr. P.O. Box 701008 Houston, Texas 77270	275,000.0224%
Common	Epic Events Trust	5,000,000	40.82%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name	Age	Position with Company	Year First Became a Director
Celso B. Suarez, Jr.	46	President	May 5, 2000 One-year term

        Mr. Suarez has been a board member since May 5, 2000. He became President of 3eee, Inc. on June 10, 2002. Since 1998, Mr. Suarez has been a practicing attorney in Houston, Texas. From March 1999 to September 1999, Mr. Suarez was Assistant General Counsel of OCS, Inc., a manufacturer of waste processing plants. From January 1997 to March 1999, Mr. Suarez served as Assistant General Counsel and as a director of ZEROS USA, Inc., a provider of licenses for energy-efficient waste processing systems. From 1987 through 1996, Mr. Suarez was engaged in the private practice of law in Houston, Texas. Mr. Suarez earned his B.S. in Cultural Anthropology from the University of Houston and a law degree from Drake University College of Law. He is affiliated with the following public companies. He is General Counsel, Director/Secretary, and acting C.F.O. of Peninsula Holdings Group, Ltd., General Counsel, of USIP.Com, Inc., General Counsel, Director, and Secretary of Airnet Wireless, Inc., General Counsel, Director of Plantation Lifecare Developers, Inc., and General Counsel, Director and Secretary of Dolce Ventures, Inc.

        The director named above, and any future directors will serve until the next annual meeting of our stockholders. Thereafter, directors will be elected for one-year terms at our annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement. There is no arrangement or understanding between the directors and officers of the company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

ITEM 6. EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	FISCAL YEAR PAID	SALARY	BONUS	OTHER COMPENSATION
Celso B. Suarez, Jr., President	2002	$0	-0-	$10,000	*

*
250,000 shares of common stock valued at $5,000 as compensation under the employment agreement, and $5,000 for legal services rendered.

        Mr. Suarez is currently the only 3eee, Inc. employee. He has an employment agreement with our company. He is currently employed for no annual salary. He was given 250,000 shares of restricted common stock as compensation under the employment agreement. Mr. Suarez is paid for various legal services that he performs on behalf of our company.

        We have no retirement, pension, profit sharing, stock options, insurance programs, or other similar programs for the benefit of our employees. Mr. Suarez is reimbursed for all company related expenses, including travel expenses.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        Lilly Beter Capital Group, Ltd. whose offices are located at 2424 North Federal Highway, Boca Raton Florida 33431 will buy and sell the oil leases and platforms for our company. They will act as a financier, guarantor to banks and other financial institutions on our behalf, and possibly have a member of their company sit on our board of directors in the future. The banks that finance some of the oil platforms and leases may require Mrs. Lilly Beter's personal guarantee. For the purpose of these transactions she will be considered an insider. Our corporate headquarters are located in the office complex of Lilly Beter Capital Group, Ltd. All future related party transactions will be fully disclosed as required by applicable securities laws.

ITEM 8. DESCRIPTION OF SECURITIES

        We are authorized to issue two hundred fifty million (250,000,000) shares of common stock with a par value of $.01 per share. Twelve million, two hundred forty seven thousand, five hundred (12,247,500) shares of our common stock have been issued. The holders of our common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. Our common stock is not redeemable and has no conversion or preemptive rights. Our common stock currently outstanding is validly issued, fully paid and nonassessable. In the event of liquidation of our company, the holders of common stock will share equally in any balance of our company's assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available.

        We are authorized to issue two hundred fifty million (250,000,000) shares of preferred stock with a par value of $.001. No shares of preferred stock have been issued to date. Shares of the Preferred Stock of our corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the board of directors of our corporation (the "Board of Directors") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such class or series of Preferred Stock as may be adopted from time to time by our Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the state of Delaware. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any shares of preferred stock.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

        Our shares are quoted on the Pink Sheets under the symbol "TEEZ". They were traded on the over-the-counter bulletin board of the National Association of Securities Dealers, Inc., under the symbol "BAPT" until September 1999 when we became ineligible for quotation on the Bulletin Board, and began trading on the "Pink Sheets". From the time that our stock began to trade, until our name change from Broken Arrow Petroleum Co., to 3eee, Inc., and the 1 for 62.5 reverse stock split on May 31, 2000, it traded under the symbol "BAPT." On June 1, 2000, following the reverse stock split, our stock traded under the symbol "TEEZ".

        The quotations shown reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions. The foregoing and following information should not be taken as an indication of the existence of an established public trading market for our company's common stock.

        As reported by the National Association of Securities Dealers composite feed or other qualified interdealer quotation medium. The primary stock market listing is noted.

Issue: 3eee, Inc. (Delaware) Common
(Formerly: Broken Arrow Petroleum Co.)

	High	Low
Fiscal year 2000
4th Quarter March 1 THRU May. 31	1.20	.25
Fiscal year 2001
1st Quarter June 1 THRU August 31.130		.30
2nd Quarter Sept. 1 THRU Nov. 30	1.05	..20
3rd Quarter Dec. 1 THRU Feb. 28	1.20	..20
4th Quarter March 1 THRU May 31	1.01	..20
Fiscal year 2002
1st Quarter June 1 THRU August 31	1.01	.25
2nd Quarter Sept. 1 THRU Nov. 30	1.01	..22
3rd Quarter Dec. 1 THRU Feb. 28	1.01	..35
4th Quarter March 1 THRU May 31	..45	..35

        We have approximately 477 shareholders of record.

        As of today, we have not declared any cash dividends on our common stock. We currently intend to retain our earnings, if any, to finance the expansion of the business and for general corporate purposes, and we do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future dividends will be at the discretion of our board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Delaware law, and any restrictions that may be imposed by our future credit arrangements.

ITEM 2.    LEGAL PROCEEDINGS.

        To the knowledge of management, there is no material litigation pending or threatened against our company.

ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        Not Applicable.

ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES.

        Not Applicable.

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Subject to the requirements of the Delaware General Corporation Law, no officer director shall be personally liable for any obligations of the corporation or for any duties or obligations arising out of any acts or conduct of said officer or Director performed for or on behalf of the corporation. To the fullest extent allowable by the Delaware General Corporation Law, the corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time as a Director or officer of the corporation from and against any and all claims, judgments, and liabilities to which such person shall become subject by reason of his having heretofore or hereafter been a Director or officer of the corporation, or by reason of any action alleged to have been heretofore or hereafter taken or omitted to have been taken by him as such Director or officer, and shall reimburse any such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability; provided that the corporation shall have the power to defend such person from all suits or claims as provided for under the provisions of the Delaware General Corporation Law; provided further, however, that no such person shall be indemnified against, or be reimbursed for, or defended against any expense or liability incurred in connection with any claim or action arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the corporation to indemnify or reimburse such person in any proper case, even though not specifically provided for herein or otherwise permitted. The corporation, its Directors, officers, employees, and agents shall be fully protected in taking any action or making any payment, or refusing so to do in reliance upon the advice of counsel.

        INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE COMPANY FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

3 EEE, INC. AND SUBSIDIARIES
(A Development-Stage Company Commencing June 1, 2002)

FINANCIAL REPORT

FOR THE YEARS ENDED MAY 31, 2002 AND 2001
(AUDITED)
AND FOR THE NINE MONTHS ENDED
FEBRUARY 28, 2003 AND 2002
(UNAUDITED)

3 EEE, INC. AND SUBSIDIARIES
(A Development-Stage Company Commencing June 1, 2002)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
At February 28, 2003 (Unaudited)
At May 31, 2002
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Nine Months Ended February 28, 2003 and 2002 (Unaudited)
For the Years Ended May 31, 2002 and 2001
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Nine Months Ended February 28, 2003 and 2002 (Unaudited)
For the Years Ended May 31, 2002 and 2001
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended February 28, 2003 to 2002 (Unaudited)
For the Years Ended May 31, 2002 and 2001
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
3 EEE, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheet of 3 EEE, Inc. and Subsidiaries as of May 31, 2002 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended May 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtained reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 3 EEE, Inc. and Subsidiaries as of May 31, 2002, and the results of its operations and its cash flows for each of the years in the two-year period ended May 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
January 22, 2003

3 EEE, INC AND SUBSIDIARIES

(A Development-Stage Company Commencing June 1, 2002)

CONSOLIDATED BALANCE SHEETS

	At February 28, 2003	At May 31, 2002
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$43,447	$330,532
Deferred tax asset	18,623	—
Assets from discontinued operations	—	17,068

Total Current Assets	62,070	347,600
Property and Equipment, net	1,980	—
Deposit on Oil and Gas Contracts	621,084	—

Total Assets	$685,134	$347,600

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$285,278	$278,795
Income tax payable	3,666	3,666
Deferred tax liability	14,899	14,899

Total Current Liabilities	303,843	297,360
Deferred Tax Liability	3,724	14,898
Convertible Note Payable, Net of Debt
Discount of $77,778	343,306	—

Total Liabilities	650,873	312,258

Stockholders' Equity:
Preferred stock—$0.001 par value; 250,000,000 shares authorized; 0 shares issued and outstanding at February 28, 2003 and May 31, 2002, respectively	—	—
Common stock—$0.01 par value; 250,000,000 shares authorized; 12,247,500 and 6,747,500 shares issued and outstanding at February 28, 2003 and May 31, 2002 respectively	122,475	67,475
Additional paid-in capital	65,236	10,236
Accumulated Deficit	(42,369)	(42,369)
Accumulated deficit during the development stage	(111,081)	—

Total Stockholders' Equity	34,261	35,342

Total Liabilities and Stockholders' Equity	$685,134	$347,600

The accompanying notes are an integral part of these consolidated financial statements.

3 EEE, INC AND SUBSIDIARIES

(A Development-Stage Company Commencing June 1, 2002)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Nine Months Ended February 28,
	2003	2002
	(Unaudited)
Revenue	$—	$120
Costs of Revenue	—	—

Gross Profit	—	120
Selling, General and Administrative Expenses	113,736	62,121

Loss from Operations	(113,736)	(62,001)
Interest Expense	(8,422)	—
Amortization of Debt Discount	(22,222)	—

Loss Before Benefit from Income Taxes	(144,380)	(62,001)
Benefit from Income Taxes	(29,797)	(23,735)

Loss from Continuing Operations	(114,583)	(38,266)
Income (Loss) from Discontinued Operations, net of provision for income taxes of $-0- and $-0- for the nine months ended February 28, 2003 and 2002, respectively	3,502	(2,173)

Net Loss	$(111,081)	$(40,439)

Basic and Diluted Loss Per Share:
Continuing operations	$(0.01)	$—
Discontinued operations	—	—

Total	$(0.01)	$—

Weighted Average Number of Shares Outstanding	12,000,925	6,747,500

The accompanying notes are an integral part of these consolidated financial statements.

EEE, INC AND SUBSIDIARIES

(A Development-Stage Company Commencing June 1, 2002)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended May 31,
	2002	2001
Revenue	$120	$491
Costs of Revenue	—	—

Gross Profit	120	491
Selling, General and Administrative Expenses	86,558	54,699

Loss from Operations	(86,438)	(54,208)
Interest Expense	(3,894)	—

Loss Before Benefit from Income Taxes	(90,332)	(54,208)
Benefit from Income Taxes	(28,243)	—

Loss from Continuing Operations	(62,089)	(54,208)
Income from Discontinued Operations, net of provision for income taxes of $-0- and $5,113 for the years ended May 31, 2002 and 2001, respectively	13,369	52,791

Net Loss	$(48,720)	$(1,417)

Basic and Diluted Income (Loss) Per Share:
Continuing operations	$(0.01)	$—
Discontinued operations	—	—

Total	$(0.01)	$—

Weighted Average Number of Shares Outstanding	6,747,500	6,722,842

The accompanying notes are an integral part of these consolidated financial statements.

3 EEE, INC AND SUBSIDIARIES

(A Development-Stage Company Commencing June 1, 2002)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock
			Additional Paid-in Capital
	Shares	Amount
For the Year Ended May 31, 2001:
Balance—June 1, 2000	5,642,125	$56,421	$19,290
Issuance of common stock to stockholders of Broken Arrow Petroleum Co.	1,005,375	10,054	(10,054)
Issuance of common stock for services	100,000	1,000	1,000
Net loss	—	—	—

Balance—May 31, 2001	6,747,500	$67,475	$10,236

For the Year Ended May 31, 2002:
Balance—May 31, 2001	6,747,500	$67,475	$10,236
Net loss	—	—	—

Balance—May 31, 2002	6,747,500	$67,475	$10,236

For the Nine Months Ended February 28, 2003: (Unaudited)
Balance—May 31, 2002	6,747,500	$67,475	$10,236
Issuance of common stock in connection with convertible note payable	5,000,000	50,000	50,000
Issuance of common stock for services	500,000	5,000	5,000
Net loss	—	—	—

Balance—February 28, 2003	12,247,500	$122,475	$65,236

The accompanying notes are an integral part of these consolidated financial statements.

3 EEE, INC AND SUBSIDIARIES

(A Development-Stage Company Commencing June 1, 2002)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Continued)

	Accumulated Deficit	Accumulated Deficit During the Development Stage	Total
For the Year Ended May 31, 2001:
Balance—June 1, 2000	$7,768	$—	$83,479
Issuance of common stock to stockholders of Broken Arrow Petroleum Co.	—	—	—
Issuance of common stock for services	—	—	2,000
Net loss	(1,417)	—	(1,417)

Balance—May 31, 2001	$6,351	$—	$84,062

For the Year Ended May 31, 2002:
Balance—May 31, 2001	$6,351	$—	$84,062
Net loss	(48,720)	—	(48,720)

Balance—May 31, 2002	$(42,369)	$—	$35,342

For the Nine Months Ended February 28, 2003: (Unaudited)
Balance—May 31, 2002	$(42,369)	$—	$35,342
Issuance of common stock in connection with convertible note payable	—	—	100,000
Issuance of common stock for services	—	—	10,000
Net loss	—	(111,081)	(111,081)

Balance—February 28, 2003	$(42,369)	$(111,081)	$34,261

The accompanying notes are an integral part of these consolidated financial statements.

3 EEE, INC AND SUBSIDIARIES

(A Development-Stage Company Commencing June 1, 2002)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended February 28,
	2003	2002
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(111,081)	$(40,439)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
(Income) loss from discontinued operations	(3,502)	2,173
Issuance of common stock for services	10,000	—
Deferred income taxes	(29,797)	(11,174)
Amortization of debt discount	22,222	—
Changes in operating liabilities increase (decrease):
Accounts payable and accrued expenses	6,483	(887)
Income tax payable	—	(12,561)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS	(105,675)	(62,888)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES OF DISCONTINUED OPERATIONS	20,570	(2,533)

CASH USED IN INVESTING ACTIVITIES
Purchase of property and equipment	(1,980)	—
Deposit on oil and gas contracts	(621,084)	—

NET CASH USED IN INVESTING ACTIVITIES	(623,064)	—

CASH PROVIDED BY FINANCING ACTIVITIES
Proceeds from convertible note payable	421,084	—

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(287,085)	(65,421)
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	330,532	409,781

CASH AND CASH EQUIVALENTS—END OF PERIOD	$43,447	$344,360

The accompanying notes are an integral part of these consolidated financial statements.

3 EEE, INC AND SUBSIDIARIES
(A Development-Stage Company Commencing June 1, 2002)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended May 31,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(48,720)	$(1,417)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Income from discontinued operations	(13,369)	(52,791)
Issuance of common stock for services	—	2,000
Deferred income taxes	(14,899)	(14,898)
Changes in operating liabilities increase (decrease):
Accounts payable and accrued expenses	14,782	64,013
Income tax payable	(13,344)	17,011

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS	(75,550)	13,918

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES OF DISCONTINUED OPERATIONS	(3,699)	211,775

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(79,249)	225,693
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	409,781	184,088

CASH AND CASH EQUIVALENTS—END OF YEAR	$330,532	$409,781

SUPPLEMENTARY INFORMATION:
Cash paid during the years for:
Income taxes	$—	$3,000

The accompanying notes are an integral part of these consolidated financial statements.

3 EEE, INC. SUBSIDIARIES
(A Development-Stage Company Commencing June 1, 2002)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND NATURE OF OPERATIONS

        3 EEE, Inc., a development-stage company, was incorporated in the State of Delaware on June 13, 1991 under the name Broken Arrow Petroleum Co. ("BAP").

        On May 4, 2000, BAP, a then publicly-traded company with no assets or liabilities, BAP Merger Subsidiary Corporation ("BAP Merger Co.), a wholly-owned subsidiary of BAP formed in September 1999, and American Telepath, Inc. ("ATI") a privately-held company providing telecommunication services, entered into a merger agreement.

        Effective on May 31, 2000, ATI merged into BAP Merger Co., with BAP Merger Co. being the surviving entity, and the separate existence of ATI terminated.

        On May 31, 2000, all of the outstanding common shares of ATI were exchanged for 5,642,125 common shares of BAP. Prior to the issuance of the exchange shares, BAP completed a reverse split of its outstanding common stock on a 1:62.5 basis, reducing its outstanding common shares from 62,829,370 to 1,005,375. On May 31, 2000, as a result of the merger, the stockholders of ATI owned approximately 85% of the BAP common stock. Accordingly, this transaction has been accounted for as a reverse merger, whereby ATI is the acquirer of BAP.

        In connection with the merger, the officers and directors of ATI replaced BAP's officers and directors. In addition, BAP changed its' name to 3 EEE, Inc. and BAP Merger Co. changed its' name to American Telepath International, Inc. ("ATII")

        On September 20, 2000, Broken Arrow Petroleum and Power Technologies, Inc.("BAPPT") was formed as a wholly-owned subsidiary of 3 EEE, Inc.

        3 EEE, Inc., ATI and BAPPT are collectively referred to as "the Company."

        In June of 2002, the Company decided to discontinue its telecommunication business conducted by ATII (see Note 8) and began to focus its business on investing in oil and gas contracts. The consolidated financial information for the nine months ended February 28, 2003 represents the cumulative development stage information.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Unaudited Interim Information

        The information presented for the nine-month periods ended February 28, 2003 and 2002 has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. The results of operations for the nine months ended February 28, 2003 and 2002 are not necessarily indicative of the results for the years ending May 31, 2003 and 2002.

Use of Estimates in the Financial Statements

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

        The consolidated financial statements include the accounts of 3 EEE, Inc. and its wholly-owned subsidiaries, ATII and Broken Arrow Petroleum and Power Technologies, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

        Revenue recognized from the discontinued telecommunications segment is recognized when the services are rendered.

Income Taxes

        The Company accounts for income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statement and income tax basis of assets and liabilities, using enacted tax rates.

Cash and Cash Equivalents

        The Company considers all short-term investments with maturity of three months or less from the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

        The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, income tax refunds receivable and accounts payable and accrued expenses approximate fair value because of their immediate or short-term nature. The fair value of the convertible note payable approximates its carrying value because the stated rate of the debt either reflects recent market conditions or is variable in nature.

Impairment of Long-Lived Assets

        Pursuant to Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company evaluates its long-lived assets for financial impairment, and continues to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

        The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

Loss per Common Share

        Basic loss per common share is computed based on weighted average number of shares outstanding and excludes any potential dilution. Diluted loss per share reflects the potential dilution from the exercise or conversion of all dilutive securities into common stock based on the average market price of common shares outstanding during the period. No effect has been given to the outstanding convertible note payable in the diluted computation, as the effect would be antidilutive.

        The number of potentially dilutive securities excluded from the computation of diluted loss per share was 10,000,000 as of February 28, 2003. There were no potential dilutive securities as of May 31, 2002, February 28, 2002 and May 31, 2001.

Stock-Based Compensation

        On December 31, 2002, the FASB issued SFAS No. 148 ("SFAS 148"), Accounting for Stock-Based CompensationTransition and Disclosure. SFAS 148 amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the statement does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123, or the intrinsic value method of APB Opinion 25. The Company will continue to account for stock-based compensation according to APB Opinion 25, while its adoption of SFAS 148 requires the Company to provide prominent disclosures about the effect of SFAS 123 on reported income and will require the Company to disclose these effects in the interim financial statements commencing with the quarter ending February 28, 2003. The adoption of SFAS 148 did not have a significant impact to the consolidated financial statements.

Business Segments

        During the year ended May 31, 2001, the Company adopted the provisions of SFAS No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information" which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise". SFAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS 131 establishes standards for the way public enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. The Company has determined that under SFAS 131, it operates in two industry segmentstelecommunications and oil and gas. The Company's telecommunications segment was discontinued as of June 1, 2002 and such information is included in Note 8. The financial information for the Company's oil and gas segment is included in continuing operations in the accompanying consolidated financial statements.

Impact of Recently Issued Accounting Standards

        In June 2001, the Financial Accounting Standards ("FASB") issued SFAS No. 141 ("SFAS 141"), "Accounting for Business Combinations" and SFAS No. 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangible Assets". SFAS 141 requires that all business combinations be accounted for using the purchase method of accounting and prohibits the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. According to SFAS 142, goodwill, which arises from business combinations after June 30, 2001, cannot be amortized. In addition, SFAS 142 requires the discontinuation of goodwill amortization and the amortization of intangible assets with indeterminate lives effective the date the Company adopts the statement.

        The Company adopted SFAS 141 and 142 on July 1, 2001. The adoption of SFAS 141 and 142 did not have a significant impact to the consolidated financial statements.

        In October 2001, the FASB issued SFAS No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and certain provisions of APB Opinion No. 30, "Reporting Results of OperationsReporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of the carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 have been adopted by the Company as of June 1, 2001. The adoption of SFAS 144 did not have a significant impact to the consolidated financial statements.

        In April 2002, the FASB issued SFAS No. 145 ("SFAS 145"), "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The rescission of SFAS No. 4, "Reporting Gains and Losses from Extinguishments", and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking Fund Requirements", which amended SFAS No. 4 affects income statement classification of gains and losses from extinguishment of debt. The Company adopted SFAS 145 on April 1, 2002 and the adoption did not have a significant impact to the consolidated financial statements.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit of Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force Issue No 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". "SFAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets that definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 did not have a significant impact to the consolidated financial statements.

        In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The provisions of this Statement that related to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a significant impact on the Company's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for classification and measurement in the statement of financial position for certain financial instruments with characteristics of both liabilities and equity. It requires classification of a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 is not expected to have a significant impact on the Company's consolidated financial statements.

        In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties. The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. Adoption of the disclosure requirements is effective for interim and annual periods ending after December 15, 2002. The adoption of the initial recognition requirements of FIN 45 did not have a significant impact on its consolidated financial position or results of operations.

        In January 2003, the FASB issued FASB Interpretation No. 46 ,"Consolidation of Variable Interest Entities, and an Interpretation of ARB No. 51 ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN 46 did not have an impact on the Company's consolidated results of operations and financial condition.

NOTE 3—DEPOSIT ON OIL AND GAS CONTRACTS

        On June 17, 2002, the Company remitted $621,084 to Lilly Beter Capital Group ("LBCG") as a deposit on a proposed acquisition of oil platform contracts, which LBCG is negotiating to purchase from the United States Bankruptcy Court. The Company used $200,000 of its existing cash and the proceeds from a convertible note of $421,084 (see Note 5) to fund this payment. In the event that LBCG does not conclude the purchase of the contracts from the United States Bankruptcy Court, the $621,084 will be refunded to the Company.

NOTE 4—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of the following at February 28, 2003 and May 31, 2002:

	February 28, 2003	May 31, 2002
	(Unaudited)
Accrued consulting fees	$200,000	$200,000
Accrued professional fees	60,000	60,000
Accrued interest payable	8,222	3,894
Other	17,056	14,901

	$285,278	$278,795

NOTE 5—CONVERTIBLE NOTE PAYABLE

        During June 2002, the Company entered into a convertible promissory note agreement with a Trust ("Trust") for $421,084. The convertible promissory note bears interest at a rate of 3% per annum. The principal and interest on the note are payable in full on June 17, 2005. In connection with the issuance of the convertible promissory note, the Company issued 5,000,000 shares of the Company's common stock as an incentive for the Trust to enter into the agreement. The common stock on the date of issuance was valued at $100,000 and such debt discount is being amortized as a financing cost over the term of the convertible promissory note. The amortization of such debt discount for the nine months ended February 28, 2003 was $22,222.

        The convertible promissory note, along with all accrued interest on the maturity date of June 17, 2005, is convertible at the option of the Trust into the greater of 10,000,000 shares of the Company's common stock, or a number of common shares determined by applying a 50% discount to the market price per share on June 17, 2005. The value of the beneficial conversion feature cannot be determined at this time due to the contingent nature of this beneficial conversion feature.

NOTE 6—STOCKHOLDERS' EQUITY

Common Stock

        In June 2000, the Company increased its authorized common shares to 50,000,000 shares with a par value of $0.01 per share.

  —For the Year Ended May 31, 2001

        In September 2000, the Company issued 100,000 shares of its common stock to officers of the Company valued at $2,000 for consulting services rendered.

  —For the Year Ended May 31, 2002

        In May 2002, the Company increased its authorized common shares to 250,000,000 shares with a par value of $0.01 per share.

  —For the Nine Months Ended February 28, 2003

        In June 2002, the Company issued 5,000,000 shares of its common stock valued at $100,000 in connection with entering into a convertible promissory note agreement (see Note 5).

        In June 2002, the Company issued 500,000 shares of its common stock valued at $10,000 to officers of the Company for stock based compensation.

Preferred Stock

        In May 2002, the Company increased its authorized preferred shares to 250,000,000 shares with a par value of $0.01 per share.

NOTE 7—INCOME TAXES (BENEFIT) EXPENSE

        The income taxes (benefit) expense for the nine months ended February 28, 2003 and 2002 and for the years ended May 31, 2002 and 2001 consists of the following:

	For the Nine Months Ended February 28,		For the Years Ended May 31,
	2003	2002	2002	2001
	(Unaudited)
Current:
Federal	$—	$(10,677)	$(10,185)	$16,141
State	—	(1,884)	(3,159)	3,870

	$—	$(12,561)	$(13,344)	$20,011

Deferred:
Federal	$(23,028)	$(9,498)	$(11,509)	$(11,509)
State	(6,769)	(1,676)	(3,390)	(3,389)

	$(29,797)	$(11,174)	$(14,899)	$(14,898)

Total of Current and Deferred	$(29,797)	$(23,735)	$(28,243)	$5,113
Allocated to Discontinued Operations	—	—	—	5,113

Tax Benefit (Expense) from Continuing Operations	$(29,797)	$(23,735)	$(28,243)	$—

        The following is a reconciliation of the income tax computed at the federal statutory rate to the provision for (benefit from) income taxes:

	For the Years Ended May 31,
	2002	2001
Income (loss) before taxes—Continuing operations	$(90,332)	$(54,208)
Income (loss) before taxes—Discontinued operations	13,369	57,904

Income (loss) before taxes	(76,963)	3,696

Taxes at federal statutory rate	(26,167)	1,257
State and local tax (benefit) expense, net of federal tax (benefit) expense	(4,618)	222
Permanent differences and miscellaneous items	2,542	3,634

Income Tax (Benefit) Expense	$(28,243)	$5,113

        The Company has not yet filed consolidated corporate tax returns for the years ended May 31, 2001 and 2002.

        The deferred tax liability represents the effect of the change from cash basis to accrual basis, which is being recognized over the four-year period commencing June 1, 2000.

NOTE 8—DISCONTINUED OPERATIONS

        On June 1, 2002, the Company's Board of Directors' approved a plan to discontinue its telecommunications segment operating under its subsidiary, ATII. Accordingly, this segment has been reflected as a discontinued operation for all periods presented. The assets and liabilities of ATII have been segregated from the assets and liabilities from continuing operations in the consolidated balance sheets and the operating results for ATII are segregated from continuing operations and are reported as discontinued operations in the accompanying consolidated statements of operations and cash flows.

        Summarized financial information of the discontinued operations is as follows:

	For the Nine Months Ended February 28,		For the Years Ended May 31,
	2003	2002	2002	2001
	(Unaudited)
Revenue	$4,195	$—	$25,037	$941,175
Costs of Revenue	—	—	—	639,801

Gross Profit	4,195	—	25,037	301,374

Operating Expenses:
Selling, general and administrative	1,600	10,973	21,874	262,858

Total Operating Expenses	1,600	10,973	21,874	262,858

Operating Income (Loss)	2,595	(10,973)	3,163	38,516

Other Income:
Interest income	907	8,800	10,206	19,388

Total Other Income	907	8,800	10,206	19,388

Income from Discontinued Operations before Provision for Income Taxes	3,502	(2,173)	13,369	57,904
Provision for Income Taxes	—	—	—	5,113

Income (Loss) from Discontinued Operations	$3,502	$(2,173)	$13,369	$52,791

		As of May 31,
	As of February 28, 2003
		2002	2001
Current and Total Assets from Discontinued Operations	$—	$17,068	$—

Current and Total Liabilities from Discontinued Operations	$—	$—	$—

        The operating results from discontinued operations for all periods presented reflect only actual results incurred.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Concentration of Credit Risk—Cash and Cash Equivalents

        The Company maintains cash and cash equivalents balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. From time to time, the Company's balances may exceed these limits. At May 31, 2002, the uninsured cash and cash equivalents balance was approximately $230,000. The Company believes it is not exposed to any significant credit risk for cash and cash equivalents.

NOTE 10—SUBSEQUENT EVENTS (UNAUDITED)

        In July 2003, the Company entered into a three-year revolving credit agreement with LBCG, which provides for a line of credit of up to $5 million, with interest at a rate of 8% per annum.

        In April of 2003, the Company entered into a two-year office service agreement with LBCG for office space in Boca Raton, Florida. Fees under this agreement are $5,000 per month.

PART III

        The following exhibits required by Item 601 of Regulation S-B are attached.

INDEX TO EXHIBITS

Exhibit #		Description of Exhibit
3.1	(a)	Articles of Incorporation of GEON, A Utah company
3.1	(b)	Articles of Amendment to the Articles of Incorporation of GEON
3.1	(c)	Articles of Amendment to the Articles of Incorporation of Broken Arrow Petroleum Co.
3.1	(d)	Certificate of Incorporation of Broken Arrow Petroleum Company, a Delaware Corporation
3.1	(e)	Articles of Merger of Broken Arrow Petroleum Co., a Utah Company into Broken Arrow Petroleum Co., a Delaware Company
3.1	(f)	Certificate of Ownership and Merger of Broken Arrow Petroleum Co, a Utah Corporation into Broken Arrow Petroleum Co., a Delaware Corporation
3.1	(g)	Plan and Agreement of Merger Between Broken Arrow Petroleum Co., a Utah Company into Broken Arrow Petroleum Co., a Delaware Company
3.1	(h)	Certificate of Amendment of Certificate of Incorporation of Broken Arrow Petroleum Company, a Delaware Corporation
3.1	(i)	Certificate of Incorporation of American Telepath, Inc., a Delaware Corporation
3.1	(j)	Certificate of Incorporation of BAP Merger Subsidiary Corporation
3.1	(k)	Certificate of Merger of American Telepath, Inc. into BAP Merger Subsidiary Corporation
3.1	(l)	Certificate of Incorporation of Broken Arrow Petroleum & Power Technologies, Inc.
3.1	(m)	Certificate of Amendment of Certificate of Incorporation of BAP Merger Subsidiary
3.1	(n)	Certificate of Amendment of Certificate of Incorporation of 3eee, Inc.
3.2		Bylaws of the Broken Arrow Petroleum Company
10.1		Agreement of Merger of American Telepath, Inc. into BAP Merger SUB, a Broken Arrow Petroleum Co. wholly owned subsidiary
10.2		Celso B. Suarez, Jr., President, Employment Agreement
10.3		June 7, 2002 letter establishing agency between 3eee, Inc. and Lilly Beter Capital Group, Ltd. for purchase of Oil Platforms
10.4		Promissory Note between 3eee, Inc. and Epic Events Trust
10.5		Amendment to Promissory Note between 3eee, Inc. and Epic Events Trust
10.6		Revolving Credit Agreement dated July 5, 2003
10.7		Revolving Credit Note dated July 5, 2003, Exhibit A to the Revolving Credit Agreement
10.8		Notice of Borrowing, Exhibit B to the Revolving Credit Agreement
21		Subsidiaries of the registrant
99.1		Section 302 Certification of the Sarbanes-Oxley Act of 2002
99.2		Section 906 Certification of the Sarbanes-Oxley Act of 2002

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SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 10, 2003	3eee, Inc.

	By:	/s/ CELSO B. SUAREZ, JR. Celso B. Suarez, Jr., President and acting Chief Financial Officer

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